AZZ incorporated Completes Offer for

North American Galvanizing & Coatings, Inc.

Contact:	Dana Perry, Senior Vice President – Finance and CFO AZZ incorporated 817-810-0095 Internet: www.azz.com Lytham Partners 602-889-9700 Joe Dorame or Robert Blum Internet: www.lythampartners.com

June 14, 2010 – Fort Worth, TX – AZZ incorporated (“AZZ”) (NYSE: AZZ), a manufacturer of electrical products and a provider of galvanizing services, today announced the successful completion of the tender offer by its indirect wholly-owned subsidiary, Big Kettle Merger Sub, Inc., for all outstanding shares of common stock of North American Galvanizing & Coatings, Inc. (“NGA”) (Nasdaq: NGA) at a price of $7.50 per share, net to the seller in cash, without interest.  The tender offer expired at 5:00 p.m., Central Daylight Saving Time, on Monday, June 14, 2010.

The depositary for the tender offer has advised AZZ that, as of the expiration of the tender offer, approximately 12,900,591 shares were validly tendered and not withdrawn in the tender offer, representing approximately 77% of NGA’s issued and outstanding shares. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer.  The depositary also has advised AZZ that it has received commitments to tender approximately 117,395 additional shares under the guaranteed delivery procedures for the tender offer.

AZZ expects to complete the acquisition of NGA promptly through the merger of Big Kettle Merger Sub, Inc. with and into NGA in accordance with the Agreement and Plan of Merger by and among AZZ, Big Kettle Merger Sub, Inc. and NGA, dated as of March 31, 2010 (the “Merger Agreement”). Based on the number of shares accepted for payment in the tender offer, AZZ will not need to obtain consent or affirmative votes from any other NGA stockholder to give effect to the merger. Following the merger, NGA will be a wholly owned subsidiary of AZZ.  Under the Merger Agreement, all remaining publicly held shares (other than shares held by holders who properly exercise their appraisal rights under applicable Delaware law, subject to certain agreements among AZZ, Big Kettle Merger Sub, Inc. and NGA set forth in Amendment No. 1 to the Merger Agreement) will be acquired for $7.50 per share, net to the holder in cash, without interest, in the merger.

About North American Galvanizing & Coatings, Inc. (NASDAQ: NGA)

North American Galvanizing & Coatings, Inc. is a leading provider of corrosion protection for iron and steel components fabricated by its customers. NGA’s galvanizing and coating operations are composed of eleven facilities located in Colorado, Kentucky, Missouri, Ohio, Oklahoma, Tennessee, Texas and West Virginia. These facilities operate galvanizing kettles ranging in length from 16 feet to 62 feet and have lifting capacities ranging from 12,000 pounds to 40,000 pounds. For more information about NGA, visit www.nagalv.com.

About AZZ incorporated (NYSE: AZZ)

AZZ incorporated is a specialty electrical equipment manufacturer serving the global markets of industrial, power generation, transmission and distributions, as well as a leading provider of hot dip galvanizing services to the steel fabrication market nationwide.

Safe Harbor Statement

Certain statements contained in this press release about our expectations of future events or results constitute forward-looking statements for purposes of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by terminology such as, “may,” “should,” “expects, “ “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Such forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking s tatements. In addition, certain factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against us or others regarding the Merger Agreement, (3) risks that the proposed transaction disrupts current plans and operations, and (4) the costs, fees and expenses related to the transaction. In addition, this release may contain forward-looking statements that involve risks and uncertainties including, but not limited to, changes in customer demand and response to products and services offered by AZZ or NGA, including demand by the electrical power generation markets, electrical transmission and distribution markets, the industrial markets, and the hot dip galvanizing markets; prices and raw material cost, including zinc and natural gas which are used in th e hot dip galvanizing process; changes in the economic conditions of the various markets that AZZ or NGA serve, foreign and domestic, customer request delays of shipments, acquisition opportunities, adequacy of financing, and availability of experienced management employees to implement AZZ’s growth strategy. AZZ has provided additional information regarding risks associated with the business in AZZ’s Annual Report on Form 10-K for the fiscal year ended February 28, 2010 and other filings with the SEC, available for viewing on AZZ’s website at www.azz.com and on the SEC’s website at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. These statements are based on information as of the date of this press release and AZZ assumes no obligation to update any forward-looking statement s, whether as a result of new information, future events, or otherwise.